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                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                      ----------

                                       FORM 8-A

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


                              WESTMINSTER CAPITAL, INC.
                (Exact Name of Registrant as Specified in Its Charter)


                    DELAWARE                                    95-2157201
     (State of Incorporation or Organization)                 (IRS Employer
                                                            Identification No.)


     9665 WILSHIRE BLVD., SUITE M-10, BEVERLY HILLS, CALIFORNIA       90212
     (Address of Principal Executive Offices)                       (ZIP Code)


 If this form relates to the               If this form relates to the
 registration of a class of securities     registration of a class of
 pursuant to Section 12(b) of the          securities pursuant to Section 12(g)
 Exchange Act and is effective pursuant    of the Exchange Act and is effective
 to General Instruction A.(c), please      pursuant to General Instruction
 check the following box. [X]              A.(d), please check the following
                                           box. [__]


SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO
WHICH THIS FORM RELATES:                               not applicable        .
                                                     -------------------------
                                                       (if applicable)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

          Title of Each Class                 Name of Each Exchange on Which
          to be so Registered                 Each Class is to be Registered
          -------------------                 ------------------------------

Common Stock, par value $1.00 per share           American Stock Exchange


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                        None


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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The Registrant is authorized to issue 30,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. As of June 1, 1999, there were 7,834,607 shares of common stock outstanding and there were approximately 1,464 holders of record of the common stock. There are no shares of preferred stock outstanding. The following statements are brief summaries of certain provisions relating to the Registrant's capital stock.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held of record on all matters on which the holders of common stock are entitled to vote. Subject to the rights of holders of preferred stock issued by the Registrant, if any, the holders of common stock are entitled to receive ratably dividends when, as and if declared by the Registrant's Board of Directors out of funds legally available therefore. In the event of the Registrant's liquidation, dissolution or winding up, the holders of common stock are entitled, subject to the rights of holders of preferred stock issued by the Registrant, if any, to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

     The holders of common stock have no preemptive or conversion rights and they are not subject to further calls or assessments by the Registrant. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     The Registrant's Board of Directors has the authority to issue the authorized and unissued preferred stock in one or more series with such designations, rights and preferences as it may determine from time to time. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights superior to, or which otherwise adversely affect, the voting power or other rights of the holders of the common stock. In the event of issuance, the Registrant's preferred stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of the Registrant.

CERTAIN ANTI-TAKEOVER EFFECTS

     Certain provisions of Delaware law and the Registrant's Certificate of Incorporation and Bylaws could make the acquisition of the Registrant and the removal of the Registrant's incumbent officers and directors by means of a tender offer, a proxy contest or otherwise more difficult. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Registrant to negotiate first with management. The Registrant believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Registrant outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     The Registrant is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in an "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Registrant's Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.


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     The Registrant's Certificate of Incorporation authorizes 10,000,000 shares of Preferred Stock, which may be issued by the Registrant's Board of Directors with voting of other rights or preferences that could impede the success of any attempt to change our control. These and other provisions may have to the effect of deterring hostile takeovers or delaying changes in control of the Registrant or the Registrant's management.


ITEM 2.   EXHIBITS.

1. Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by this reference).

2. By-Laws of the Registrant (filed as Exhibit 4.4 to the Registrant's Post Effective Amendment No. 1 to the Form S-8 filed on June 23, 1995 as Registration No. 33-21177 and incorporated herein by this reference).




                                     SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        WESTMINSTER CAPITAL, INC.




Dated:  June 3, 1999                         /s/ Keenan Behrle
                                        ---------------------------------------
                                             Keenan Behrle
                                             Executive Vice President,
                                             Chief Financial Officer and
                                             Principal Accounting Officer



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